MANAGEMENT PROXY CIRCULAR

2008 ANNUAL SHAREHOLDERS’ MEETING

June 20, 2008 AT 10:00 A.M.

Your Participation is Important – Please Take a Minute to Vote.

Voting Instructions on Pages 2 and 3.

TABLE OF CONTENTS

SOLICITATION OF PROXIES

1

APPOINTMENT AND REVOCATION OF PROXIES

1

VOTING BY REGISTERED SHAREHOLDERS

2

Voting by Proxy

2

Voting by Attending the Meeting in Person

2

VOTING BY NON-REGISTERED SHAREHOLDERS

2

Voting by Providing Instructions to the Intermediary

2

Voting by Attending the Meeting in Person

3

EXERCISE OF DISCRETION BY PROXIES

3

RECORD DATE AND SHAREHOLDERS ENTITLED TO VOTE

3

STOCK SPLIT

4

HOW A VOTE IS PASSED

4

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

4

BUSINESS OF THE MEETING

5

Presentation of Financial Statements

5

Appointment of Auditor

5

Election of Directors

5

THE NOMINATED DIRECTORS

6

NEW NOMINEE

8

REPORT ON CORPORATE GOVERNANCE

8

Board of Directors

9

Audit Committee

11

Corporate Governance and Nominating Committee

12

Compensation Committee

12

COMPENSATION OF DIRECTORS

13

EXECUTIVE COMPENSATION

14

Summary Compensation Table

15

Aggregate Option Exercises and Financial Year-End Option Values

17

EMPLOYMENT ARRANGEMENTS

17

RETIREMENT ARRANGEMENTS

18

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

18

Aggregate Indebtedness

18

Indebtedness under Securities Purchase and Other Programs

18

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

19

Executive Compensation Program

19

Base Salary

19

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Annual Incentive Compensation

20

Long Term Incentive Compensation

20

Compensation of President and Chief Executive Officer

21

EQUITY COMPENSATION PLANS

21

Share Incentive Plan

21

Deferred Share Unit Plan

25

EXECUTIVE BENEFIT PLAN

25

EQUITY COMPENSATION PLAN INFORMATION

26

SHAREHOLDER RETURN PERFORMANCE GRAPH

26

ADDITIONAL INFORMATION AVAILABLE

27

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

27

GENERAL INFORMATION

27

Dundee Corporation	ii	Management Proxy Circular

May 15, 2008

Dear Shareholder:

You are invited to attend our Annual Shareholders’ Meeting which will be held at:

TSX Gallery
130 King Street West
Toronto, Ontario
M5X 1J2

on Friday, June 20, 2008 at 10:00 a.m. (Toronto time).

The items of business to be acted upon are included in the Notice of the 2008 Annual Meeting of Shareholders and accompanying Management Proxy Circular.  Following the custom of past annual meetings, we will also review our business operations and will be answering your questions following the formal part of the meeting.

Your participation in Dundee Corporation’s business is important.  We have made it easy for you to vote, by using any of the telephone, Internet, mail or facsimile or by coming to the meeting in person.

Please consult the attached Management Proxy Circular which contains all of the information you need about the meeting and how to exercise your right to vote.  Your vote does count.

Sincerely yours,

Harold P. (Sonny) Gordon

Ned Goodman
Chairman

President and Chief Executive Officer

The Management Proxy Circular, our 2007 financial statements, annual report, annual information form, quarterly financial information and other information regarding Dundee Corporation can be found on www.sedar.com.

Dundee Corporation	iii	Management Proxy Circular

28TH FLOOR
DUNDEE PLACE
1 ADELAIDE STREET EAST
TORONTO, ONTARIO
M5C 2V9

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the shareholders of DUNDEE CORPORATION (the “Corporation”) will be held at the TSX Gallery, 130 King Street West, Toronto, Ontario, M5X 1J2 on Friday, June 20, 2008 at 10:00 a.m. (Toronto time), for the following purposes:

1.

to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007, together with the auditor’s report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and

4.

to transact such other business as may properly come before the Meeting or any adjournments thereof.

DATED at Toronto, Ontario as of the 15th day of May, 2008.

By Order of the Board

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and

Corporate Secretary

We ask that you promptly sign, date and return the enclosed proxy in the enclosed return envelope if it is not your intention to be present at the Meeting.  All instruments appointing proxies to be used at the Meeting, or at any adjournments thereof, must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, via facsimile at (416) 263-9524 or 1-866-249-7775 or by telephone or Internet at www.investorvote.com as provided in the Circular prior to 10:00 a.m. (Toronto time) on June 18, 2008 (see “Appointment and Revocation of Proxies” on page 1 and “Voting by Registered Shareholders” and “Voting by Non-Registered Shareholders” on page 2 for voting instructions).

Dundee Corporation	iv	Management Proxy Circular

Instruments appointing proxies not so deposited may not be voted at the Meeting or any adjournments thereof.

Dundee Corporation	v	Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management and directors of Dundee Corporation (the “Corporation”) to be used at the annual meeting of the shareholders of the Corporation (the “Meeting”) to be held at the TSX Gallery, 130 King Street West, Toronto, Ontario, M5X 1J2 on Friday, June 20, 2008 at 10:00 a.m. (Toronto time), and at any adjournments thereof.

The Corporation will bear the cost of soliciting proxies.  Proxies may be solicited by mail and the directors, officers or employees of the Corporation may solicit proxies personally, by telephone or by facsimile.  None of these individuals will receive extra compensation for such efforts.  The Corporation has also engaged D.F. King & Co. Inc. to solicit proxies on behalf of management and the directors of the Corporation.  A fee of US $7,000 and reasonable expenses incurred in soliciting proxies by D.F. King & Co. Inc. will be borne by the Corporation.  The Corporation will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy material to beneficial owners of class A subordinate voting shares (“Subordinate Voting Shares”) and class B common shares (“Common Shares”) of the Corporation (the Subordinate Voting Shares and the Common Shares are, hereinafter, collectively referred to as the “Shares”) and obtaining proxies therefrom.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation.  The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR ARE DIRECTORS AND/OR EXECUTIVE OFFICERS OF THE CORPORATION.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING AND AT ANY ADJOURNMENTS THEREOF.  SUCH RIGHT MAY BE EXERCISED BY EITHER STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY AND INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED FORM OF PROXY TO COMPUTERSHARE INVESTOR SERVICES INC. IN TIME FOR USE AT THE MEETING IN THE MANNER SPECIFIED IN THE NOTICE OF THE MEETING WHICH ACCOMPANIES THIS CIRCULAR.  A shareholder cannot appoint a person to vote his or her Shares other than the persons whose printed names appear on the form of proxy if the shareholder decides to vote by telephone.  It is important to ensure that any other person that is appointed is attending the Meeting and is aware that his or her appointment has been made to vote the Shares of the shareholder.  Proxyholders should, at the Meeting, present themselves to a representative of Computershare Investor Services Inc. (“Computershare”).

Any shareholder of the Corporation who executes and returns a form of proxy may revoke it at any time prior to use by:  (i) depositing an instrument in writing or transmitting an instrument by telephone or electronic means executed in writing or by electronic signature by such shareholder or such shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, either at the registered office of the Corporation or with Computershare at any time

Dundee Corporation	1	Management Proxy Circular

up to and including the last business day preceding the Meeting or any adjournments thereof; (ii) depositing such instrument in writing with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournments thereof; or (iii) in any other manner permitted by law.  See also “Voting by Non-Registered Shareholders” with respect to the revocation of a form of proxy by a non-registered shareholder of the Corporation.

VOTING BY REGISTERED SHAREHOLDERS

Voting by Proxy

Registered shareholders can vote their Shares by proxy in the following four ways:

•

by telephone by calling the separate telephone number set out in the form of proxy included with this Circular for holders of Subordinate Voting Shares and for holders of Common Shares from a touch-tone phone and following the instructions set out on the proxy form (the required access codes being the control number, holder account number and access number found at the bottom of the enclosed proxy form);

•

on the Internet at www.investorvote.com by following the instructions set out on the proxy form (the required access codes being the control number, holder account number and access number found at the bottom of the enclosed proxy form);

•

by mail by completing, dating and signing the enclosed proxy form and returning same to Computershare in the envelope provided; or

•

by facsimile by completing, dating and signing the enclosed proxy form and forwarding same by fax to Computershare at (416) 263-9524 or 1-866-249-7775.

Proxies must be received by Computershare no later than 10:00 a.m. (Toronto time) on Wednesday, June 18, 2008 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment of the Meeting.

Voting by Attending the Meeting in Person

Registered shareholders who wish to vote their Shares in person at the Meeting should not complete or return their proxy form and should present themselves to a representative of Computershare at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Non-registered shareholders are shareholders who hold Shares in the name of an intermediary (such as a securities broker, trust company or other financial institution).

Voting by Providing Instructions to the Intermediary

Non-registered shareholders should follow the directions of their intermediaries with respect to the procedures to be followed for voting their Shares.  These procedures generally allow voting in the following four ways:

•

by telephone at 1-800-474-7493 by following the instructions set out on the proxy form (the required access code being the control number found on the enclosed voting form);

Dundee Corporation	2	Management Proxy Circular

•

on the Internet at www.investorvote.com by following the instructions set out on the proxy form (the required access code being the control number found on the enclosed voting form);

•

by mail in accordance with the instructions found on the enclosed proxy form; or

•

by facsimile in accordance with the instructions found on the enclosed proxy form.

Non-registered shareholders must not use the facsimile number or mailing address of Computershare provided in this Circular as these are reserved for registered shareholders and should instead use the information provided by the intermediary.  If a non-registered shareholder of the Corporation who has voted his or her Shares by following the directions of the intermediary wishes to revoke his or her vote, such shareholder must contact his or her intermediary to determine the procedure to be followed.

Proxies must be received by no later than 10:00 a.m. (Toronto time) on Wednesday, June 18, 2008 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment of the Meeting.

Voting by Attending the Meeting in Person

The Corporation does not have access to the names and shareholdings of its non-registered shareholders.  Therefore, if a non-registered shareholder of the Corporation wishes to attend the Meeting and vote in person at the Meeting, he or she should insert his or her own name in the space provided on the voting form or request for voting instructions to be sent to the non-registered shareholder by the intermediary and then follow the signing and return instructions provided by the intermediary to appoint himself or herself as a proxyholder.  As the non-registered shareholder will be attending the Meeting in person, he or she should not otherwise complete the voting form or request for voting instructions sent by the intermediary.  Non-registered shareholders who instruct their intermediary to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare.

EXERCISE OF DISCRETION BY PROXIES

All properly executed forms of proxy, not previously revoked, will be voted or withheld from voting on any ballot taken at the Meeting in accordance with the instructions of the shareholders contained therein.  FORMS OF PROXY CONTAINING NO INSTRUCTIONS REGARDING THE MATTERS SPECIFIED THEREIN WILL BE VOTED IN FAVOUR OF SUCH MATTERS.  IN THE EVENT, NOT PRESENTLY ANTICIPATED, THAT ANY OTHER MATTER IS PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF AND IS SUBMITTED TO A VOTE, THE FORM OF PROXY MAY BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED THEREIN.  THE FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY IN RESPECT OF AMENDMENTS TO, OR VARIATIONS IN, ALL MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

RECORD DATE AND SHAREHOLDERS ENTITLED TO VOTE

The directors of the Corporation (the “Board of Directors” or “Board”) have fixed May 1, 2008 as the record date for the determination of shareholders of the Corporation entitled to receive notice of the Meeting.  Only shareholders of the Corporation of record at the close of business on such record date will be entitled to vote at the Meeting, and at all adjournments thereof, except to the extent that a shareholder has transferred any Shares after the record date and the transferee of those Shares: (i) produces properly endorsed share certificates; or (ii) otherwise establishes that such transferee owns the Shares and requests not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders of the Corporation entitled to vote at the Meeting, in which case the transferee is entitled to vote at the Meeting and at all adjournments thereof.

Dundee Corporation	3	Management Proxy Circular

STOCK SPLIT

On June 20, 2007, shareholders of the Corporation approved a subdivision of Shares of the Corporation on a 3 for 1 basis.  The subdivision of Shares became effective as of the close of business on July 6, 2007 (the “Stock Split”).

Unless otherwise specified, all references to Shares and securities convertible into Shares in this Circular reflect the Stock Split.

HOW A VOTE IS PASSED

All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions.  Ordinary resolutions are passed by simple majority, meaning that if more than half the votes that are cast are in favour, then the resolution passes.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of May 1, 2008, there were issued and outstanding 71,555,203 Subordinate Voting Shares and 3,120,067 Common Shares.  Each Subordinate Voting Share has the right to one vote and each Common Share has the right to 100 votes on each matter to be voted on at the Meeting.  The Common Shares represent an aggregate of 81.3% of the outstanding votes and the Subordinate Voting Shares represent an aggregate of 18.7% of the outstanding votes.

Ned Goodman, the President and Chief Executive Officer of the Corporation, owns in aggregate, directly and indirectly, 3,056,583 Common Shares, which includes 500,805 Common Shares under options, and 3,658,553 Subordinate Voting Shares, which includes 1,425,000 Subordinate Voting Shares under options.  These holdings represent 98% of the Common Shares and 5.0% of the Subordinate Voting Shares and collectively an 80.3% voting interest assuming the exercise of such options.

AIC Limited has confirmed that as of April 30, 2008, through managed accounts, it holds, in aggregate, 7,220,298 Subordinate Voting Shares representing 10.1% of the class and a 1.9% voting interest.

Private Capital Management, LP has confirmed that as of April 30, 2008, through managed accounts, it holds, in aggregate, 11,218,415 Subordinate Voting Shares representing 15.7% of the class and a 2.9% voting interest.

Gluskin Sheff + Associates Inc. has confirmed that as of May 1, 2008, through managed accounts, it holds, in aggregate, 8,529,512 Subordinate Voting Shares representing 11.9% of the class and a 2.2% voting interest.

Other than as set out above, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation.

The share provisions of the Corporation provide “coat-tail” protection to the holders of Subordinate Voting Shares.  In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept

Dundee Corporation	4	Management Proxy Circular

the offer.  The right of conversion into Common Shares will not come into effect if an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares immediately after the Common Shares are taken up and purchased under the offer or immediately after the Subordinate Voting Shares are released to the holder thereof.

Subordinate Voting Shares will be automatically converted into Common Shares in the case of an exempt take-over bid for Common Shares which is made: (i) at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares; and (ii) by an offeror (other than certain exempt persons) that acquires voting shares which have attached thereto 50% or more of the votes attached to all of the outstanding voting shares of the Corporation.

BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007 and the auditor’s report thereon will be placed before the Meeting.

Appointment of Auditor

The Board of Directors of the Corporation recommend, on the advice of the Audit Committee, that PricewaterhouseCoopers LLP (“PWC”) be appointed as auditors of the Corporation at a remuneration to be fixed by the Board.  PWC was initially appointed as the auditor of the Corporation on June 20, 2007.  Information with respect to audit and non-audit fees paid to the Company’s auditors is contained under the heading “External Auditor Service Fees” in the annual information form of the Corporation dated March 28, 2008 for the financial year ended December 31, 2007 (the “2007 AIF”) which can be found on SEDAR at www.sedar.com.

The persons named in the form of proxy which accompanies this Circular intend to vote FOR the appointment of PWC as the auditor of the Corporation to hold office until its successor is appointed and authorize the Board to fix the remuneration of the auditor, unless the shareholder of the Corporation has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Election of Directors

In accordance with the by-laws of the Corporation, on May 12, 2008, the Board fixed the number of directors to be elected to the Board at ten (10).  The Board proposed that Mr. Ellis Jacob, FCA stand for election to the Board at the Meeting.  Please see “The Nominated Directors” for more information relating to the nomination of Mr. Jacob.

The persons named in the form of proxy which accompanies this Circular intend to vote FOR the election of the ten nominees listed below as directors of the Corporation unless the shareholder of the Corporation has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation, but if that should occur for any reason prior to the Meeting or any adjournments thereof, the persons named in the enclosed form of proxy have the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting of the shareholders of the Corporation unless his or her office is earlier vacated or until his or her successor is elected or appointed in accordance with the by-laws of the Corporation.

Dundee Corporation	5	Management Proxy Circular

THE NOMINATED DIRECTORS

The following table provides the name of each current director nominated by management of the Corporation for election as a director of the Corporation, their place of residence, all positions and offices with the Corporation now held by such person, each such person’s principal occupation, the year in which the person first became director of the Corporation and the number of voting or other securities of the Corporation which are beneficially owned by each such person, directly or indirectly, or over which each such person exercises control or direction as of May 1, 2008:

Director – 2007 Meeting Participation	Director Since	Committees 2007	Holdings(1)
Normand Beauchamp(2)
Quebec, Canada Director of the Corporation and President of Capital NDSL Inc., an investment company. Also a director of Astral Media Inc., BTB Real Estate Investment Trust and Chemins de fer du Québec. Mr. Beauchamp participated in 15 of the 15 Board meetings held and 11 of the 11 respective committee meetings held.	1991	Audit Compensation	Subordinate Voting Options Subordinate Voting Deferred Share Units	30,000 30,000 22,785
Jonathan Goodman
Ontario, Canada Director of the Corporation and President and Chief Executive Officer of Dundee Precious Metals Inc. Prior to 2004, Mr. Goodman was also President and Chief Executive Officer of Dundee Resources Limited, an investment company. Also a director of Breakwater Resources Ltd., Cogitore Resources Inc., Eurogas Corporation and Tahera Diamond Corporation. Mr. Goodman participated in 12 of the 15 Board meetings held.	1996	N/A	Subordinate Voting Options Subordinate Voting Deferred Share Units	824,304 360,000 18,880
Ned Goodman, CFA(3)
Ontario and Quebec, Canada Director and President and Chief Executive Officer, Dundee Corporation and Chairman of the board of directors of DundeeWealth Inc. Also Chancellor of Brock University, Chairman Emeritus of the Canadian Council of Christians and Jews and a Governor of Junior Achievement of Canada, a director of Breakwater Resources Ltd., Dundee Precious Metals Inc., Cogitore Resources Inc., Eurogas Corporation, Corona Corporation and Chairman of the board of trustees of Dundee REIT. Mr. Goodman participated in 15 of the 15 Board meetings held.	1991	N/A	Subordinate Voting Common Options Subordinate Voting Common Deferred Share Units	2,233,553 2,555,778 1,425,000 500,805 90,173

Dundee Corporation	6	Management Proxy Circular

Harold P. Gordon, Q.C.(4)
Sunny Isles, Florida, U.S.A. Chairman, Dundee Corporation Also a director of SFK Pulp Fund, Dorel Industries Inc., Pethealth Inc., Transcontinental Inc. and Madacy Holding Inc. and the Chairman and a director of the Sauvé Scholars Foundation. Mr. Gordon participated in 15 of the 15 Board meetings held and 4 of the 4 respective committee meetings held.	2000	Compensation, Chairman Corporate Governance and Nominating	Subordinate Voting Options Subordinate Voting Deferred Share Units	31,377 225,000 184,394
Dr. Frederick H. Lowy
Quebec, Canada Director of the Corporation and Consultant Also a director of the Montreal Jewish General Hospital, Canadian Centre for Architecture and the Montreal Museum of Fine Arts and has served as Dean of the Faculty of Medicine at the University of Toronto. Also is a former director of the Montreal Board of Trade, Neurochem Inc., Centraide (The United Way) and the National Ballet of Canada as well as a past trustee of several Toronto hospitals and the Ontario Cancer Institute. Dr. Lowy participated in 14 of the 15 board meetings held and in 2 of the 2 respective committee meetings held.	1999	Corporate Governance and Nominating, Chairman	Subordinate Voting Options Subordinate Voting Deferred Share Units	4,500 60,000 23,062
Garth MacRae
Ontario, Canada Director of the Corporation and director and Chairman of Breakwater Resources Ltd., director of GeneNews Limited, Dundee Precious Metals Inc., DundeeWealth Inc., Eurogas Corporation, Torque Energy Inc. and Uranium Participation Corporation and a member of the Board of Governors of Goodman & Company, Investment Counsel Ltd. Mr. MacRae participated in 14 of the 15 board meetings held and in 7 of the 9 committee meetings held.	1991	Audit	Subordinate Voting Common Options Subordinate Voting Deferred Share Units	514,758 873 360,000 43,905
Robert McLeish, CFA
Ontario, Canada Director of the Corporation and lead director of DundeeWealth Inc. and Consultant with over 35 years of experience in the investment business. Has been a member of various committees of the TSX, including the Conflicts of Interest Committee and is currently also a director of Airboss of America Corp., Welton Energy Corporation, and a number of private corporations and former director of the Juvenile Diabetes Research Foundation. Mr. McLeish participated in 13 of the 15 board meetings held and 9 of the 9 committee meetings held.	2002	Audit	Subordinate Voting Options Subordinate Voting Deferred Share Units	9,000 135,000 19,971

Dundee Corporation	7	Management Proxy Circular

K. Barry Sparks
Ontario, Canada Director of the Corporation and President of Torvan Capital Group, a corporate advisory and management company. Also President and a director of Cencotech Inc. Mr. Sparks participated in 13 of the 15 Board meetings held and 9 of the 9 committee meetings held.	1993	Audit, Chairman	Subordinate Voting Options Subordinate Voting Deferred Share Units	46,000 30,000 3,733
Harry R. Steele(5)
Nova Scotia, Canada Director of the Corporation and Chairman of Newfoundland Capital Corporation Limited, a publicly-traded company which operates over 76 radio licences across Canada. Mr. Steele participated in 15 of the 15 Board meetings held and 4 of the 4 respective committee meetings held.	1991	Compensation Corporate Governance and Nominating	Subordinate Voting Options Subordinate Voting Deferred Share Units	60,000 90,000 23,858

(1)

Information with respect to the class and number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been provided to the Corporation by the respective director nominees.

(2)

Mr. Beauchamp became a director of CINAR Corporation, after CINAR Corporation became the subject of a cease trade order.

(3)

See “Voting Securities and Principal Holders Thereof”.

(4)

Mr. Gordon was a director of Great Northern Paper, Inc. until June 3, 2002, approximately seven months before such corporation filed for an arrangement under Chapter 11 of the U.S. Bankruptcy Code on January 9, 2003, followed by liquidation on May 22, 2003 pursuant to Chapter 7 of such Code.

(5)

Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

NEW NOMINEE

In addition to the current directors proposed for re-election as set out above, Mr. Ellis Jacob will be nominated for election as a director at the Meeting.  Mr. Jacob is the President and Chief Executive Officer of Cineplex Entertainment LP, Canada’s largest motion picture exhibition company.  Mr. Jacob also serves as a director of Cineplex Entertainment LP, director and Chair of the audit committee of Husky Injection Molding Systems Ltd., board member and member of the executive committee of the Motion Picture Association of Americas and as a director of the Motion Picture Theatre Associations of Canada, a director and member of the investment committee and the research advisory committee of Baycrest Centre for Geriatrics, member of the board of governors of Mount Sinai Hospital, serves on the executive committee of the National Associations of Theatre Owners and as director and Chair of the audit committee of the Toronto International Film Festival.  Mr. Jacob holds a master of business administration (MBA) from the Schulich School Business and is a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and a member of the Society of Certified Management Accountants of Ontario (CMA).  Mr. Jacob resides in Ontario, Canada.

REPORT ON CORPORATE GOVERNANCE

The Corporation and the Board of Directors recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders.  The Corporation’s approach to

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corporate governance is designed with a view to ensuring that the business of the Corporation is effectively managed and that the Board functions independently of management.  Set out below is the Corporation’s overview of its corporate governance practices, as assessed in the context of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”).  This overview has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

The Board is responsible for oversight of the business and affairs of the Corporation, including the Corporation’s strategic planning and direction, identifying the principal risks of the Corporation’s business and ensuring the implementation of systems to manage risk, succession planning and creating a culture of integrity throughout the organization.  The Board discharges its responsibilities directly and through the committees of the Board – the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.  Each Committee of the Board operates under a formal charter or mandate which is reviewed, and if necessary, updated on an annual basis.  In fulfilling its responsibilities, the Board delegates day-to-day authority to management of the Corporation, while reserving the ability to review management decisions and exercise final judgment on any matter.  While the Board has not adopted a formal board mandate, management of the Corporation reviews with the Board on a periodic basis its strategic plan and delivers to the Board ongoing reports on the status of the business and operations of the Corporation.  In addition, in accordance with applicable legal requirements and historical practice, all matters of a material nature are presented by management to the Board for approval.

Corporate Strategy

The Board believes that management is responsible for the development of the Corporation’s long term strategy, while the role of the Board is to review, question, validate and propose changes to the strategies, with a view to arriving at approved strategies to be implemented.  The Board reviews the Corporation’s long term strategy on an ongoing basis.

Composition of the Board

The Board of Directors is currently comprised of nine directors.  The Board of Directors has resolved effective May 12, 2008 that the number of directors to be elected to the Board of Directors shall be fixed at ten to allow for the appointment of Mr. Ellis Jacob to the Board.  The Board is of the view that the size of the Board of ten directors allows for a diversity of experience and knowledge and is the appropriate size to foster and promote effective decision making and oversight of the Corporation.  The Board is comprised of a majority of unrelated directors.  The Board has not established fixed term limits for directors as it is of the view that such a policy would have the effect of forcing directors to resign from the Board who have developed, over a period of service, increased insight into the Corporation and its business and who therefore can be expected to provide an increasing contribution to the Board.

Director Independence

Of the ten directors nominated for election, the Board has determined that eight are independent as that term is defined in NI 58-101 including Mr. Harold Gordon, the Chairman of the Board.  NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation.  A “material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of such member’s independent judgment, and certain relationships are deemed to be material.

The Board has determined that Mr. Ned Goodman is not independent by virtue of his position as President and Chief Executive Officer of the Corporation, and Chairman of DundeeWealth Inc. and that Mr. Jonathan Goodman is not independent because he is the son of Ned Goodman, President and Chief Executive Officer of the Corporation.

Dundee Corporation	9	Management Proxy Circular

The Board has established procedures to enable it to function independently of management and to facilitate open and candid discussion among the independent directors.  The Board holds in camera independent director meetings following scheduled board meetings.  In addition to the above-noted independence measures, all committees of the Board are comprised entirely of independent directors and independent directors engage in informal discussions outside of regularly scheduled board meetings.

Succession Planning

The Board regards management succession as an ongoing activity to be reviewed by the Board, with input from management, as appropriate.  This planning process includes, on a continuous basis, the Chief Executive Officer’s recommendation of a successor in the event of an unexpected incapacitation of the Chief Executive Officer.

Role of the Non-Executive Chairman of the Board and the Chief Executive Officer

While the Board has not adopted a written position description for the Chairman of the Board or for the Chief Executive Officer (“CEO”) of the Corporation, the roles of each are well established.  The responsibilities of Harold Gordon, the Chairman of the Board, include the efficient organization and operation of the Board.  The Chairman of the Board is also responsible for ensuring effective communication between the Board and management and that the Board effectively carries out its mandate.

The corporate objectives for which the CEO is responsible are determined by strategic and financial plans initiated by the CEO, and developed with input from senior management and the Board.  The Compensation Committee, when reviewing the compensation of the CEO, makes an overall assessment of the performance by the CEO of such objectives and in directing the Corporation in the execution of its strategic plan and corporate objectives.  The Board annually reviews and evaluates the Corporation’s strategic plan and corporate objectives.

Disclosure Policy

The Board has approved a disclosure policy (the “Disclosure Policy”) that is designed to formalize the Corporation’s policies and procedures relating to the dissemination of material information.  The Disclosure Policy designates certain employees as authorized spokespersons of the Corporation and establishes disclosure guidelines for determining whether information is material and how it is to be disclosed.  The Disclosure Policy also includes procedures designed to avoid selective disclosure and to ensure that timely and accurate information is provided by the consolidated subsidiaries of the Corporation to senior management of the Corporation for inclusion in the Corporation’s statutory disclosure documents.  Disclosed information is released through mailings to shareholders, newswire services, the general media and the Corporation’s website.  The Board and, as applicable, the Audit Committee, approve the statutory disclosure documents prior to their distribution to shareholders.

Director Attendance

Board members are expected to attend all board meetings and meetings of committees on which they serve.  Each current director’s attendance record during the 2007 financial year is disclosed under the heading “The Nominated Directors” in the chart above.

Compensation of Directors

The composition and responsibilities of the Compensation Committee, which determines directors’ compensation are described more fully below.  Further details on director compensation can be found under Business of the Meeting – Compensation of Directors on page 13 of this Circular.

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Orientation and Continuing Education

The Corporation has a practice with respect to the orientation and education of its directors.  Directors are provided with a directors’ information guide updated on a periodic basis which contains information about the Corporation and its affiliates, the Corporation’s recent regulatory filings such as its annual information form and proxy material, the regulatory environment applicable to the Corporation and its subsidiaries, the reporting requirements of the directors of the Corporation, information with respect to the committees of the Board and the written mandates of each such committee and certain policies and procedures of the Board.  The Corporation periodically holds Board retreats which assist with the orientation of new Board members, as necessary, and provide Board members with an opportunity to interact with, and gain exposure to, the executive management team.  At such retreats, an in-depth review of the Corporation, new industry developments and strategies are discussed.  The Corporation also makes available to its directors, at its expense, certain third-party professional development courses to further enhance the education of the Corporation’s directors.  In the event that a new director is elected or appointed to the Board, he or she will be given the opportunity to meet with senior management and other directors of the Corporation in order to become familiar with the business and activities of the Corporation and his or her responsibilities as a director of the Corporation.

Ethical Business Conduct

Although the Board has not adopted a written code of business conduct and ethics for the Board, the Board has adopted policies, in addition to the relevant provisions of the Business Corporations Act (Ontario) (the “OBCA”) applicable to directors of the Board, to promote a culture of ethical business conduct.  In accordance with the OBCA, directors are required to disclose all actual or potential conflicts of interest and refrain from voting on matters where the director has a conflict of interest.  Also, directors are required to recuse themselves from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Corporation permits the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Corporation when necessary.

Audit Committee

Members:  Normand Beauchamp, Garth MacRae, Robert McLeish and K. Barry Sparks (Chairman)

The Audit Committee is comprised of four independent directors and is mandated to assist the Board in fulfilling applicable public company obligations respecting audit committees and its oversight responsibilities with respect to financial reporting.  Each of the members of the Audit Committee are financially literate within the meaning of Multilateral Instrument 52-110-Audit Committees (“MI 52-110”).  An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.  The Audit Committee is responsible for overseeing, among other matters, the work of the Corporation’s external auditors, the integrity of the Corporation’s financial statements and financial reporting process, the qualifications and independence of the external auditor and the work of the Corporation’s financial management and external auditors in these areas.  The Audit Committee reviews and recommends to the Board for approval, the Corporation’s annual and interim consolidated financial statements and related management’s discussion and analysis, selected disclosure documents including, information pertaining to the audit committee contained in the Corporation’s annual information form and any other financial statements required by regulatory authorities, before they are released to the public or filed with the appropriate regulators.  The Audit Committee reviews it charter at least annually and recommends changes to the Board with respect to its charter, as necessary.

Through the Audit Committee, the directors also monitor the principal financial risks and the implementation of the Corporation’s risk management systems.  Such principal risks and the implementation of systems to manage these risks are disclosed in the Corporation’s annual information

Dundee Corporation	11	Management Proxy Circular

form and in management’s discussion and analysis for the year ended December 31, 2007 (“MD&A”).  In addition, in accordance with MI 52-110, the Audit Committee ensures that there are procedures in place for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  In this regard, the Corporation has established a Whistleblower Policy outlining such confidential reporting process.

For additional information about the Audit Committee see the section “Audit Committee” beginning on page 37 of the 2007 AIF.  The 2007 AIF is available on SEDAR at www.sedar.com.

Corporate Governance and Nominating Committee

Members:  Harold P. Gordon, Frederick H. Lowy (Chairman) and Harry R. Steele

The Corporate Governance and Nominating Committee (the “Governance Committee”) is comprised of three members, each of whom is an independent director.  The Governance Committee is responsible for developing the Corporation’s approach to corporate governance issues and is charged with enhancing the Corporation’s governance through an ongoing assessment of the Corporation’s approach to corporate governance.  The Governance Committee also coordinates an annual evaluation of the Board, identifies individuals qualified to become Board members and recommends such individuals to the Board for nomination for election to the Board in consultation with the Chairman and the Chief Executive Officer of the Corporation.

The mandate of the Governance Committee includes reviewing the size and overall composition of the Board with a view to assisting the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Corporation, reviewing proposed new nominees to the Board and reviewing and assessing, on a periodic basis, the performance and contribution of the directors of the Corporation.  Typically, directors complete self-evaluation, corporate governance evaluation and assessment of board performance evaluation forms in this regard.

In respect of 2007, the Governance Committee conducted a survey of the directors with respect to their views on the effectiveness of the Board and each committee of the Board and its Chairman and, at the request of the Audit Committee, provided similar evaluation forms to members of the Audit Committee, which assessments were completed in respect of fiscal 2007.  The results of these assessments are used by the Board and its committees to evaluate past performance and identify areas for continued improvement.

The Governance Committee also conducts an annual review of its mandate and of the mandate or charter of each other Committee of the Board and recommends changes to the Board with respect to such mandates, as necessary.

Compensation Committee

Members:  Normand Beauchamp, Harold P. Gordon (Chairman), Harry R. Steele

The Compensation Committee is currently comprised of three members, all of whom are independent directors.  The Compensation Committee is charged with overseeing the administration of the Corporation’s equity compensation plans, discharging the Board’s responsibilities relating to the compensation of certain of the Corporation’s executives, reviewing and making recommendations on director compensation, and preparing the Corporation’s report on executive compensation as required by securities laws.

As part of its oversight of the implementation of the Corporation’s compensation plans, the Compensation Committee will review and make recommendations to the Board with respect to the adoption or amendment of incentive compensation and equity compensation plans for the Corporation.  The

Dundee Corporation	12	Management Proxy Circular

Compensation Committee also approves the compensation for certain senior executives and makes recommendations to the Board respecting approval of the CEO’s compensation package.  In setting compensation, the Compensation Committee considers all factors it deems relevant, including individual performance, the Corporation’s performance and relative shareholder return, the value of similar incentive awards to those with similar responsibilities at comparable companies and the awards given by the Corporation in prior years.  In addition, the Compensation Committee reviews the adequacy of the compensation of directors of the Corporation, including the Chairman of each of the committees of the Board, to ensure that their compensation adequately reflects the responsibilities and risks involved in being an effective director of the Corporation.

The Compensation Committee conducts an annual review of its mandate, and recommends changes to the Board with respect to such mandate, as necessary.

COMPENSATION OF DIRECTORS

The Corporation pays directors’ fees of $35,000 per annum plus $1,500 per meeting of the Board or a committee thereof attended by each of its directors.  In addition, the Chairman of the Corporation is entitled to an annual retainer of $350,000 in respect of the financial year ended December 31, 2007, all of which he receives in deferred share units (the “Units”) under the deferred share unit plan of the Corporation (the “DSU Plan”) and an annual travel allowance of $12,000.  Under the Share Purchase Plan of the Corporation, the Chairman of the Corporation is entitled to contribute up to 10% of his annual retainer to the Share Purchase Plan annually, and such amount is matched by the Corporation.  During the year ended December 31, 2007, the Chairman received an aggregate of 1,270 Subordinate Voting Shares of the Corporation resulting from the matching contribution made by the Corporation under the Share Purchase Plan.  The Chairman of each of the Governance Committee (the “Corporate Governance and Nominating Committee”) and the compensation committee of the Board (the “Compensation Committee”) receive an additional $5,000 per annum.  The Chairman of the audit committee of the directors of the Corporation (the “Audit Committee”) receives an additional $35,000 per annum and all audit committee members receive an additional $5,000 per annum.  All directors of the Corporation are reimbursed for their expenses and travel incurred in connection with attending directors’ meetings.  All of the directors are eligible to participate in certain components of the Share Incentive Plan and have the option of receiving their fees in Units of the DSU Plan or Subordinate Voting Shares of the Corporation.  The directors’ fees are reviewed periodically and may be changed from time to time.

During the financial year ended December 31, 2007, the Corporation paid an aggregate of $639,500 in directors’ fees to the directors of the Corporation, not including the Chairman’s retainer, travel allowance and the Share Purchase Plan matching amount.  During the financial year ended December 31, 2007, the Corporation did not grant any Options to independent directors of the Corporation.

The Governance Committee conducts an annual review of its mandate and of the mandate or charter of each other Committee of the Board and recommends changes to the Board with respect to such mandates, as necessary.

The following table sets out the compensation paid by the Corporation during 2007 to each individual who is currently a director of the Corporation:

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Name	Annual Board Retainer ($)	Board and Committee, Chairman and/or Retainer Fees ($)	Audit Committee Member Fee ($)	Board and Committee Meeting Fees ($)	Total Fees Paid ($)(1)	Portion of Fees Taken in Cash and/ or Units ($)
Normand Beauchamp	35,000	N/A	5,000	39,000	79,000	100% Cash
Jonathan Goodman	35,000	N/A	N/A	18,000	53,000	100% Units
Ned Goodman(2)	35,000	N/A	N/A	22,500	57,500	100% Units
Harold P. Gordon(3)	35,000	355,000	N/A	28,500	418,500	100% Units (4)
Dr. Frederick H. Lowy	35,000	5,000	N/A	24,000	64,000	100% Units
Garth MacRae	35,000	N/A	5,000	31,500	71,500	100% Cash
Robert McLeish, CFA	35,000	N/A	5,000	33,000	73,000	75% Units
K. Barry Sparks	35,000	35,000	5,000	34,500	109,500	50% Units
Harry R. Steele	35,000	N/A	N/A	28,500	63,500	100% Units

(1)

Excludes the value of dividends credited to the Deferred Share Unit account of each director.

(2)

Directors fees disclosed above for Ned Goodman are included in the Summary Compensation Table.

(3)

Excludes the $12,000 travel allowance and the $25,000 matching contribution to the Share Purchase Plan.

(4)

Except $25,000 relating to the Chairman’s amount contributed to the Share Purchase Plan.

Share Ownership Guidelines

In order to better align director interests with the long term interests of the Corporation and shareholders, a share ownership policy has been adopted for members of the Board.  Directors are required to hold common shares of the Corporation with an aggregate acquisition cost equal to at least three times the director’s annual board fee.  If a director has elected to receive all or part of his or her board fees in Units under the DSU Plan, Units awarded to such director shall be counted toward meeting the equity ownership requirement.  New members of the Board are required to comply with the equity ownership requirement within three years of becoming a member of the Board.  As at May 1, 2008, all of the current directors were above the target ownership level.

EXECUTIVE COMPENSATION

The following table (presented in accordance with NI 51-102) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2007, 2006 and 2005 (to the extent required by the Instrument) in respect of each of the individuals who were, at December 31, 2007, the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation and those individuals for whom disclosure would have been provided but for the fact that the individuals were not serving as officers of the Corporation at December 31, 2007 (collectively, the “Named Executive Officers”).  As of May 1, 2008, the Corporation owned an approximate 49.3% equity interest (assuming conversion of its first preference shares, series X) and control or direction over shares with an approximate 62.9% voting interest in DundeeWealth Inc. (“DundeeWealth”), in each case on a non-diluted basis, a 76.8% equity interest in Dundee Realty Corporation (“Dundee Realty”) and a 100% equity interest in Dundee Resources Limited (“Dundee Resources”).  Certain of the Named Executive Officers also provide services to DundeeWealth and/or Dundee Realty and certain of its subsidiaries.  The following disclosure includes, as required, compensation paid to certain of the Named Executive Officers by DundeeWealth and/or Dundee Realty and certain of its subsidiaries where indicated.  For details with respect to all of the compensation paid to such Named Executive Officers in respect of services provided to DundeeWealth, please see the Circular dated May 15, 2008 of DundeeWealth for the annual meeting of shareholders to be held on June 19, 2008 (the “DundeeWealth Circular”).

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Summary Compensation Table

		Annual Compensation					Long Term Compensation
							Awards	Payouts
Name and Principal Position as at December 31, 2007	Year	Salary Allocated to Dundee Corporation ($)(1)	Salary Allocated to Subsidiaries($)(1)(7)	Bonus Allocated to Dundee Corporation ($)(1)(2)	Bonus Allocated to Subsidiaries ($)(1)(2)(3)	Other Annual Compensation ($)(3)	Securities Under Options Granted (#)(5)	LTIP Payouts ($)(4)	All Other Compensation ($)(4)(6)
Ned Goodman President and CEO, Dundee Corporation and Chairman, DundeeWealth	2007 2006 2005	415,000 200,000 200,000	380,000 700,000 700,000	2,000,000 1,800,000 1,000,000	0 1,400,000 See Note 2	215,500 99,500 74,813	0 0 0	1,897,200 398,000 390,000	99,500 99,000 98,250
Joanne Ferstman Executive Vice President, CFO, and Corporate Secretary, Dundee Corporation and Executive Vice President and CFO, DundeeWealth	2007 2006 2005	250,000 212,500 187,500	250,000 212,500 187,500	850,000 650,000 600,000	650,000 850,000 See Note 2	7,985 6,956 5,210	0 See Note 5 0	542,701 174,125 170,625	53,267 55,513 46,932
David Goodman President and CEO, DundeeWealth	2007 2006 2005	0 0 0	600,000 600,000 500,000	0 0 0	2,400,000 2,400,000 See Note 2	50,000 53,000 34,000	0 0 0	773,600 348,250 341,250	75,559 66,965 59,817
Michael Cooper President and CEO, Dundee Realty Corporation	2007 2006 2005	0 0 0	600,000 300,000 0	0 0 0	750,000 1,000,000 1,000,000	0 0 14,960	0 0 0	0 0 0	13,090 23,000 0
Murray John President and CEO, Dundee Resources	2007 2006 2005	0 0 0	300,000 300,000 300,000	0 0 0	300,000 3,214,937 150,000	0 0 0	0 0 0	145,440 225,900 9,300	42,512 41,974 0

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(1)

For the financial years ended December 31, 2007, 2006 and 2005, denotes salary or bonus, as applicable, paid to each such Named Executive Officer for his or her services both as an executive officer of the Corporation and its subsidiaries and with respect to his or her functions with DundeeWealth and/or Dundee Realty and each of their subsidiaries, where applicable.

(2)

On May 12, 2008, Mr. Ned Goodman and Ms. Ferstman were each granted bonuses by the Corporation in respect of the financial year ended December 31, 2007 in the amount of $2,000,000 and $850,000, respectively.  Mr. Ned Goodman and Ms. Ferstman have elected to take the maximum amount of such bonus permitted (100% for Mr. Goodman and 50% for Ms. Ferstman) in Units under the Corporation’s DSU Plan.  On May 9, 2008, Mr. David Goodman and Ms. Ferstman were each granted bonuses by DundeeWealth in respect of the financial year ended December 31, 2007 in the amount of $2,400,000 and $650,000.  Mr. David Goodman and Ms. Ferstman have elected to take the maximum amount of such bonuses permitted (66⅔% for Mr. Goodman and up to 50% for Ms. Ferstman) in deferred share units under the DundeeWealth deferred share unit plan.  On May 11, 2007, Mr. Ned Goodman, Ms. Ferstman and Mr. David Goodman were each granted bonuses by DundeeWealth in respect of the financial year ended December 31, 2006 in the amounts of $1,400,000, $850,000 and $2,400,000 respectively.  Mr. David Goodman elected to take one-third of such bonus in deferred share units and, accordingly, on June 1, 2007, Mr. David Goodman received 46,975 deferred share units of DundeeWealth with a value of $800,000.  For 2005, each of Mr. Ned Goodman, Ms. Ferstman and Mr. David Goodman received 100% of their annual bonus relating to DundeeWealth in deferred share units of DundeeWealth.  On May 15, 2006, Mr. Ned Goodman received 115,990 deferred share units of DundeeWealth with a value of $1,400,000, Mr. David Goodman received 132,560 deferred share units of DundeeWealth with a value of $1,600,000 and Ms. Ferstman received 49,710 deferred share units of DundeeWealth with a value of $600,000.  The value of these deferred share units is based on $12.07 per unit, which was the value of the deferred share units on the date of grant.

The amount disclosed in the “Bonus Allocated to Subsidiaries” column in 2007 represents a discretionary cash bonus paid to Mr. John.  In respect of 2006, Mr. John’s bonus relates to the performance of certain assets he manages.

(3)

Taxable benefits did not exceed minimum threshold disclosure levels for any of the Named Executive Officers in 2007, 2006 or 2005.  In respect of Mr. Ned Goodman, the figures provided represent directors’ fees paid by the Corporation in cash, Subordinate Voting Shares or Units, as applicable, and by DundeeWealth in cash or deferred share units.  In respect of Mr. David Goodman, the figures provided represent directors’ fees paid by DundeeWealth.  In respect of Ms. Ferstman, the figures provided represent an imputed interest benefit on an employee loan from the Corporation and DundeeWealth.  See “Indebtedness of Directors and Executive Officers” for additional information on such employee loan.  See “Compensation of Directors” below and in the DundeeWealth Circular for additional information on directors’ fees payable by the Corporation and DundeeWealth.

(4)

The LTIP Payouts to certain of the Named Executive Officers in 2007, 2006 and 2005 represent the vested value of bonus shares awarded in prior years to the Named Executive Officers under the bonus share component of the Share Incentive Plan of DundeeWealth that vested and were released to the Named Executive Officer in 2007, 2006 and 2005, as applicable and, if applicable, the vested value of deferred bonus awards of the Corporation and DundeeWealth paid to the Named Executive Officer as detailed below.

In 2003, Messrs. Ned Goodman, David Goodman and Ms. Ferstman were granted bonuses in the amounts of $675,000, $450,000, and $168,750, respectively, which were paid by DundeeWealth in January 2007, in cash and/or deferred share units under the DundeeWealth deferred share unit plan and $675,000, $50,000 and $168,750 for Mr. Ned Goodman, Mr. David Goodman and Ms. Ferstman, respectively, which bonuses were paid by the Corporation in January 2007, in cash and/or Units under the DSU Plan of the Corporation.  Mr. Ned Goodman received 100% of each bonus in cash, Mr. David Goodman received 100% of each bonus in deferred share units of the applicable corporation, and Ms. Ferstman received 75% of each bonus in cash and 25% of each bonus in deferred share units of the applicable corporation.  The release of these amounts in 2007 is reflected in the “LTIP Payouts” column above.

Messrs. Ned Goodman, David Goodman and Ms. Ferstman were also granted bonuses with respect to the financial year ended December 31, 2004 in the amounts of $600,000, $716,667, and $150,000 respectively, and $733,333, $50,000 and $150,000, which bonuses were paid by DundeeWealth and the Corporation to the Named Executive Officers in January, 2008.

In addition, Mr. Ned Goodman, Ms. Ferstman and Mr. David Goodman were awarded 120,000, 15,000 and 30,000 bonus shares of DundeeWealth in 2004, which bonus shares vested, or will vest, in equal instalments on each of January 1, 2007, 2008 and 2009.  In May 2006, Mr. David Goodman and Ms. Joanne Ferstman were each awarded 50,000 bonus shares under the DundeeWealth Share Incentive Plan, which bonus shares have vested or will vest on each of January 1, 2007, 2008, 2009, 2010 and 2011 provided that the Named Executive Officer remains an employee of DundeeWealth or an affiliate.  On May 11, 2007, Ms. Ferstman and Mr. David Goodman were awarded 50,000 and 200,000 bonus shares, respectively, under the DundeeWealth Share Incentive Plan.  The bonus shares awarded to Mr. David Goodman and Ms. Ferstman have vested or will vest in equal instalments on January 1, 2008, 2009, 2010, 2011 and 2012 provided that the Named Executive Officer remains an employee of DundeeWealth or an affiliate on such dates.  In addition, Mr. John was awarded 5,000 bonus shares of DundeeWealth in 2003 which bonus shares have vested or will vest in July, 2004, 2005, 2006, 2007 and 2008 and 50,000 bonus shares of DundeeWealth in 2006 which bonus shares have vested or will vest in August, 2006, 2007, 2008 and 2010.  The vested value of bonus shares released the Named Executive Officers in 2005, 2006 and 2007 are reflected in the “LTIP Payouts” column above.

(5)

Represents options granted under the Corporation’s Share Incentive Plan.  For options granted to the Named Executive Officers by DundeeWealth, see the DundeeWealth Circular.  On May 11, 2007, DundeeWealth approved the award of 100,000 Options to purchase Common Shares of DundeeWealth to Ms. Ferstman, which Options will vest in equal instalments in May,

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2008, 2009, 2010, 2011 and 2012 provided that Ms. Ferstman remains an employee of DundeeWealth or an affiliate on such dates.  For bonus share award details see footnote 4 above.

(6)

The amounts included for the years ended December 31, 2007, 2006 and 2005, represent a contribution by the Corporation or a subsidiary thereof to a registered retirement savings plan specified by the Named Executive Officer pursuant to a group retirement savings plan in which certain employees of the Corporation and certain subsidiaries thereof are eligible to participate.  The amount for the years ended December 31, 2007, 2006 and 2005, also includes the matching contribution paid by the Corporation or a subsidiary thereof on behalf of certain of the Named Executive Officers to the share purchase plan of the Corporation and/or of DundeeWealth and, the amount disclosed for Mr. Cooper represents the value of rent free accommodations provided by the Corporation to Mr. Cooper.

(7)

In respect of 2005 and 2006, $600,000 of the portion of Mr. Ned Goodman’s salary relating to subsidiary operations was allocated to DundeeWealth and $100,000 was allocated to Dundee Realty.  In respect of 2007, $280,000 of the portion of Mr. Ned Goodman’s salary relating to subsidiary operations was allocated to DundeeWealth and $100,000 was allocated to Dundee Realty.  For Ms. Ferstman, the portion of her salary and bonus relating to subsidiary operations is allocated in each year to DundeeWealth.  Salary and bonus reported for Mr. John and Mr. Cooper in the summary compensation table under subsidiary operations is allocated entirely to Dundee Resources and Dundee Realty, respectively.

Aggregate Option Exercises and Financial Year-End Option Values

The following table sets forth details of all exercises of Options during the financial year ended December 31, 2007 by each of the Named Executive Officers and the value as of December 31, 2007 of unexercised Options held by the Named Executive Officers on an aggregate basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(1)(2) Exercisable/ Unexercisable
Ned Goodman	0	0	1,065,000 / 360,000	12,586,750 / 3,492,000
Joanne Ferstman	0	0	360,000 /60,000	4,706,900 / 582,000
David Goodman(3)	28,340	743,610	315,000 / 30,000	4,220,400 / 291,000
Michael Cooper	0	0	0 / 0	0 / 0
Murray John	0	0	0 /	0 / 0

(1)

Represents the number of securities, as applicable, following the 3 for 1 stock split of the Corporation’s Subordinate Voting Shares approved on June 20, 2007.

(2)

The value of unexercised in-the-money Options has been calculated using the closing price of the Subordinate Voting Shares on the TSX on December 31, 2007 of $18.87, less the exercise price of in-the-money Options. Based on the closing price of the Subordinate Voting Shares on the TSX on December 31, 2007 of $18.87, all of the vested Options were in-the-money.

(3)

Mr. David Goodman exercised a stock appreciation right in 2007 and was issued 28,340 Subordinate Voting Shares with a value of $557,708 (which amount represents the aggregate value realized on exercise of the stock appreciation right, less $185,902 withheld on account of taxes payable).

EMPLOYMENT ARRANGEMENTS

In connection with the restructuring of Dundee Realty in 2006, Mr. Michael Cooper was granted options to purchase additional shares of Dundee Realty.  The options have vested or will vest in equal annual instalments in 2007, 2008, 2009, 2010, 2011 and 2012, provided that Mr. Cooper remains an employee of Dundee Realty on such dates.  Mr. Cooper exercised his vested options and acquired 17 shares of Dundee Realty in 2007 at an exercise price of $1,783,000.

Mr. Murray John as President and Chief Executive Officer of Dundee Resources is entitled to receive an annual bonus equal to a portion of the performance fee earned by underlying resource assets under management for which he is responsible.

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RETIREMENT ARRANGEMENTS

The Compensation Committee and the Board has approved the establishment of a special retirement plan (the “Dundee Corporation Supplementary Executive Retirement Plan”) for Mr. Ned Goodman.  The Dundee Corporation Supplementary Executive Retirement Plan has not been finalized by the Compensation Committee.  The pension is intended to supplement the maximum pension prescribed by the Income Tax Act (Canada) if, as and when applicable.  The expected annual retirement benefits for Mr. Ned Goodman is $300,000.  Obligations in respect of such arrangements are unfunded and may be allocated to the Corporation and/or a subsidiary of the Corporation.  Garth MacRae, formerly the Vice Chairman of the Corporation and currently a director of the Corporation, retired as Vice Chairman on March 22, 2004.  Mr. MacRae receives from the Corporation an annual retirement allowance of $100,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out the aggregate indebtedness of all current and former executive officers, directors and employees of the Corporation and its subsidiaries as of May 1, 2008 to: (i) the Corporation or any of its subsidiaries; and (ii) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries:

Aggregate Indebtedness ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share purchases(1)	35,419,404	0
Other(2)	23,850,099	0

(1)

Includes the aggregate loan amount outstanding under the Share Loan Plan of DundeeWealth as of May 1, 2008.  See the “Equity Compensation Plans – Share Loan Plan” in the DundeeWealth Circular for additional information.

(2)

Includes advances to financial advisors in connection with the transfer of assets under administration to DundeeWealth or its affiliates.

Indebtedness under Securities Purchase and Other Programs

The following table sets forth details of the aggregate indebtedness in the amount of $173,653 outstanding to the Corporation and its subsidiaries by each person who was, at May 1, 2008 or at any time during the financial year ended December 31, 2007, a director, executive officer, or proposed nominee for election as a director of the Corporation and each associate of any such director, executive officer or proposed nominee, during the year ended December 31, 2007 and as at May 1, 2008:

Name and Principal Position(1)	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2007 ($)	Amount Outstanding as at May 1, 2008 ($)	Financially Assisted Securities Purchases During 2007 (#)	Security for Indebtedness	Amount Forgiven During 2007 ($)
Securities Purchase Programs
Joanne Ferstman	Loan from the Corporation	103,503(3) 70,150(3)	103,503 70,150	- -	11,406(2) 15,000(2)	- -

(1)

The principal positions of Ms. Ferstman are set forth in the “Summary Compensation Table” above.

(2)

Shares pledged as security for the indebtedness are Subordinate Voting Shares.  As additional security for the $103,503 loan to Ms. Ferstman, Ms. Ferstman has also pledged 5,704 common shares of DundeeWealth.

Dundee Corporation	18	Management Proxy Circular

(3)

In connection with these loans, the Corporation and Ms. Ferstman have entered into a promissory note and a share pledge agreement dated December 9, 1999 in respect of the $103,503 loan and March 31, 2000 in respect of the $70,150 loan.  Each of the loans is non-interest bearing until default, at which time the entire principal amount becomes due and payable and bears interest at a rate equal to the prime rate of interest charged by a Canadian chartered bank.  The loans must be repaid within five business days after December 9, 2009 in respect of the $103,503 loan and March 31, 2010 in respect of the $70,150 loan, provided that earlier repayment may be required upon the resignation or termination of the employment of Ms. Ferstman with the Corporation.  The Corporation may extend the repayment dates.  Ms. Ferstman used the proceeds of her loans to purchase the number of Subordinate Voting Shares set forth above and has pledged such Subordinate Voting Shares as security.  Ms. Ferstman is permitted to dispose of securities pledged as security for the loans in certain circumstances and upon the repayment of all or a portion of the loans.  If, after default or in certain other circumstances, the after-tax sale proceeds of the pledged securities are insufficient to permit full repayment of the loans, the Corporation is required to pay to Ms. Ferstman an amount equal, on an after-tax basis, to the unpaid balance of the loans and Ms. Ferstman is required to repay that balance.  Ms. Ferstman is entitled to set off any amount owing to the Corporation against any amounts which she may be owed by the Corporation.  The sole recourse of the Corporation in respect of each of the loans is to the securities pledged as security for the loans.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term.  Compensation for the Named Executive Officers, as well as for other executive officers, consists of a combination of base salary, annual incentive compensation and long-term incentive compensation.  These components are reviewed in more detail below.  Together, these components of the executive compensation program form a comprehensive strategy for achieving the following objectives with respect to the Corporation’s executive officers, including the Named Executive Officers: (i) to attract and retain highly qualified management; (ii) to motivate performance by linking incentive compensation to the achievement of business objectives, financial performance and individual performance; (iii) to link the interests of senior management and executives with those of the shareholders of the Corporation; and (iv) to encourage retention of key senior executives for the succession of management of the Corporation.

In reviewing and approving the compensation of the Chief Executive Officer and certain other senior executive officers of the Corporation in respect of the financial year ended December 31, 2007 the Compensation Committee: (i) received and reviewed recommendations from the Chief Executive Officer of the Corporation; (ii) reviewed the corporate achievements of the Corporation and its major subsidiary, DundeeWealth, including certain strategic transactions involving the Corporation or DundeeWealth undertaken during the financial year ended December 31, 2007; (iii) reviewed the individual contribution by the President and Chief Executive Officer and such other senior executive officers; (iv) reviewed compensation practices of other public companies in the wealth management business including financial planning companies, investment management companies and insurance companies and other relevant businesses; (v) reviewed certain compensation reports or corporate governance reports commenting on executive compensation; and (vi) discussed executive compensation with the Chairman of the compensation committee of the board of directors of DundeeWealth due to of the fact that three of the other Named Executive Officers also provide services to DundeeWealth and its subsidiaries.  The compensation of the Named Executive Officers in respect of 2007 was comprised of base salary, cash annual incentive compensation and long term incentive compensation.

Base Salary

The Compensation Committee determines the base salaries and annual incentive compensation of the executive officers of the Corporation taking into consideration the recommendation of the President and Chief Executive Officer of the Corporation, the position and responsibilities of the executive officers, the past, current and potential contribution to the success of the Corporation by the executive officers and competitive industry pay practices for comparable positions at similar corporations within similar industries and of a comparable size, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success.

Dundee Corporation	19	Management Proxy Circular

Annual Incentive Compensation

Incentive compensation is directly tied to corporate and individual performance.  The President and Chief Executive Officer of the Corporation presents recommendations to the Compensation Committee with respect to the eligible executive officers.  The Compensation Committee approves the annual incentive cash compensation for executive officers of the Corporation and recommends the amounts to the directors of the Corporation for approval thereof.  At the recommendation of the Compensation Committee and with the approval of the directors of the Corporation, the Corporation established the DSU Plan in 2002 to, among other things, permit eligible participants to receive a portion of their compensation in Units.  In order to encourage retention of certain of the Named Executive Officers, total cash annual incentive compensation payable to certain Named Executive Officers in respect of 2003 was payable on January 1, 2007 and in respect of 2004 was payable on January 1, 2008, in each case, in cash or Units under the DSU Plan provided that such Named Executive Officer remains an employee of the Corporation or its affiliates until such date.

Long Term Incentive Compensation

Share ownership opportunities, provided through the Share Incentive Plan, align the interests of executive officers with the longer term interests of the shareholders of the Corporation.  Each of the components of the Share Incentive Plan being the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan, is designed to give individuals an interest in preserving and maximizing shareholder value in the long term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  Executive officers are eligible to participate in the Share Incentive Plan on the same basis as all other employees of the Corporation.  See “Share Incentive Plan” for a description of the Share Incentive Plan and each of its components.

The Compensation Committee reviews annually the eligibility and participation criteria in connection with the Share Purchase Plan and the recommendations of management of the Corporation. The Compensation Committee approves annually whether the Share Purchase Plan is renewed and, if so, the terms of such renewal.

In determining the number of Subordinate Voting Shares subject to options granted under the Share Option Plan, the Compensation Committee gives consideration to, among other things, the individual’s former, current and potential contribution to the success of the Corporation, the relative position of the individual, the years of service of the individual and the exercise price and the aggregate number of options that would be held by the individual after the grant under consideration is made.  The exercise price of options that have been granted has been set at 100% of the market value of the Subordinate Voting Shares when the options are granted.  Although previously options have been granted with a term of ten years and vested over a period of 33.3% of the term of the options, commencing in 2003, the Corporation and the Compensation Committee determined that future options granted pursuant to the Share Incentive Plan will become exercisable as to 20% of the Subordinate Voting Shares subject to such options on each of the first, second, third, fourth and fifth anniversaries of the date of the grant and have a term of five years and six months.

No options were granted to the senior executive officers of the Corporation and the Named Executive Officers pursuant to the Share Option Plan during 2005, 2006 and 2007.  See “Share Incentive Plan” for details with respect to outstanding options and “Executive Compensation - Summary Compensation Table” for information on option grants to Named Executive Officers.

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Compensation of President and Chief Executive Officer

Mr. Ned Goodman, the President and Chief Executive Officer of the Corporation, is the principal shareholder of the Corporation.  See “Voting Securities and the Principal Holders Thereof”.  The components of the total compensation of Mr. Goodman and the manner in which they are reviewed and evaluated by the Compensation Committee are similar to those for other executive officers of the Corporation and are discussed above.  Mr. Goodman receives a base salary and annual incentive compensation, if any, based on the performance of the Corporation and individual performance.  Until June 20, 2007, Mr. Goodman was also the President and Chief Executive Officer of DundeeWealth, a subsidiary of the Corporation, and, accordingly, also provided services to DundeeWealth and its subsidiaries in 2007.  The review of Mr. Goodman’s performance includes an evaluation of strategy, management development and financial performance of the Corporation and DundeeWealth.

Mr. Ned Goodman’s total base salary for the financial year ended December 31, 2007 was $795,000 of which $415,000 was paid by the Corporation, $100,000 was paid by Dundee Realty, and $280,000 was paid by DundeeWealth.  Mr. Ned Goodman also received $105,000 as Chairman of DundeeWealth.

The cash annual incentive compensation for the financial year ended December 31, 2007 paid to Mr. Ned Goodman by the Corporation was $2,000,000.  Up to 100% of such bonus may, at Mr. Goodman’s election, be paid in Units under the Corporation’s DSU Plan.  Mr. Ned Goodman was not awarded any options or bonus shares pursuant to the share incentive plans of the Corporation or DundeeWealth in the financial years ended December 31, 2005, 2006 or 2007.

The foregoing report as at May 12, 2008 was submitted by the Compensation Committee.

EQUITY COMPENSATION PLANS

Share Incentive Plan

The Share Incentive Plan of the Corporation is designed to advance the interests of the Corporation by encouraging employees, officers and directors of the Corporation and affiliates thereof, which may be designated from time to time in accordance with the share incentive plan, to hold equity in the Corporation through the acquisition of Subordinate Voting Shares.  The Share Incentive Plan consists of a share purchase component, a share bonus component and a share option component which are described in greater detail below.

Awards under the Share Incentive Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution unless otherwise approved by the directors of the Corporation, except for the assignability in certain circumstances of options awarded pursuant to such share options component.  See “Share Incentive Plan – Share Option Component” below.

At the annual meeting of Shareholders of the Corporation held on June 20, 2007, Shareholders approved an amendment to the Corporation’s Share Incentive Plan and the Deferred Share Unit Plan.  As a result of the amendment, the Share Incentive Plan was amended to clarify that the board of directors of the Corporation may approve, and shareholder approval is not required for amendments to the Share Incentive Plan, except for any amendment or modification that: (i) increases the number of shares reserved for issuance under the Share Incentive Plan (except for the purpose of maintaining award value in connection with a stock split, consolidation, share dividend, recapitalization, change of control, or similar event); (ii) reduces the exercise price of an award to the benefit of an insider (except for the purpose of maintaining award value in connection with a stock split, consolidation, share dividend, recapitalization, change of control, or similar event); or (iii) extends the exercise term of an award beyond the original expiry date of such award.

The aggregate maximum number of Subordinate Voting Shares available under the Share Incentive Plan is 15,480,000 (subject to the aggregate maximum number of Subordinate Voting Shares available under

Dundee Corporation	21	Management Proxy Circular

each plan) which represents 21.6% of the Corporation’s outstanding Subordinate Voting Shares as of May 1, 2008.  The number of Subordinate Voting Shares remaining available under each plan is discussed below.

The Share Incentive Plan provides that the number of shares issuable to insiders of the Corporation, at any time under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total number of shares then issued and outstanding, and the number of shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total number of shares then issued and outstanding.

Share Purchase Component

The share purchase component comprising part of the Share Incentive Plan (the “Share Purchase Plan”) permits eligible participants, who are designated from time to time and elect to participate in the Share Purchase Plan, to contribute to the Share Purchase Plan up to the amount established from time to time in accordance with the Share Incentive Plan, which amount may not exceed 10% of the basic annual remuneration of the participant or such other maximum amount to be determined in accordance with the Share Incentive Plan.  The Corporation may match up to the full amount of each participant’s contribution to the Share Purchase Plan.  Under the Share Purchase Plan: (i) Subordinate Voting Shares may be issued to each participant from treasury having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Corporation in respect of such participant (the “Treasury Alternative”); or (ii) Subordinate Voting Shares may be issued to each participant from treasury having a value equal to the amount contributed to the Share Purchase Plan by the participant and Subordinate Voting Shares may be purchased on the open market having a value equal to the amount contributed to the Share Purchase Plan by the Corporation in respect of such participant instead of issuing Subordinate Voting Shares from treasury (the “Market Alternative”).  In 2007, the Board approved the purchase in the open market of Subordinate Voting Shares to satisfy both the participant’s and the Corporation’s contributions under the Share Purchase Plan.

If there is a take-over bid or issuer bid (within the meaning of the Securities Act (Ontario)), other than an exempt take-over bid or exempt issuer bid for the purposes of the Securities Act (Ontario), made for outstanding Subordinate Voting Shares, or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, the directors of the Corporation may permit the issue and/or delivery to participants of Subordinate Voting Shares under the Share Purchase Plan in order to permit Subordinate Voting Shares or Common Shares to be tendered to such take-over bid or issuer bid.

Subject to any employment agreement, in the event of a participant ceasing to be employed by the Corporation and its designated affiliates due to retirement, long term disability or death, the participant shall automatically cease to be entitled to participate in the Share Purchase Plan.  Delivery of the Subordinate Voting Shares shall not be accelerated and shall occur on the date the Subordinate Voting Shares would otherwise have been delivered.

Subject to any employment agreement, in the event of a participant ceasing to be employed by the Corporation and its designated affiliates for any reason other than retirement, long term disability or death, the participant shall automatically cease to be entitled to participate in the Share Purchase Plan and any cash portion of the participant’s contribution shall be paid to the participant and any cash portion of the Corporation’s contribution shall be forfeited.  Under the Treasury Alternative and subject to the discretion of the directors of the Corporation to release Subordinate Voting Shares to the participant, in respect of the Subordinate Voting Shares then held in safekeeping for the participant, the participant will receive an amount equal to the lesser of the participant’s contribution and an amount equal to the Participant’s pro rated share of the loss on the Subordinate Voting Shares.  Under the Market Alternative and subject to the discretion of the directors of the Corporation to make any other determination with respect to the release of the subject Subordinate Voting Shares, in respect of the Subordinate Voting Shares purchased by the trust with the Corporation’s contribution up to the end of the fiscal quarter immediately prior to the date of termination, such Subordinate Voting Shares shall be delivered to the

Dundee Corporation	22	Management Proxy Circular

participant on the date on which they otherwise would have been delivered. The participant shall also forfeit the Corporation’s contribution and any Subordinate Voting Shares purchased with such contribution after the end of such fiscal quarter.

An aggregate maximum of 1,980,000 Subordinate Voting Shares may be issued under the Share Purchase Plan.  During the year ended December 31, 2007, 3,680 Subordinate Voting Shares were issued by the Corporation.  As of May 1, 2008, an aggregate of 1,071,165 Subordinate Voting Shares have been issued (representing 1.50% of the Corporation’s outstanding Subordinate Voting Shares) and an aggregate of 908,835 Subordinate Voting Shares remain available for issuance from treasury (representing 1.27% of the Corporation’s outstanding Subordinate Voting Shares) under the Share Purchase Plan.

Share Option Component

Under the share option component comprising part of the Share Incentive Plan (the “Share Option Plan”), options (“Options”) to purchase Subordinate Voting Shares may be granted to eligible participants (collectively, “Optionees”) designated under the Share Incentive Plan.  Optionees to whom Options will be granted, the number of Options to be granted and the exercise price of each Option will be determined in accordance with the Share Incentive Plan.  The exercise price per Common Share may not be less than the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (the “TSX”) or on such other stock exchange or over-the-counter market on which the Subordinate Voting Shares are then listed or quoted, as the case may be, on the last trading day immediately preceding the day the Option is granted or, if the Subordinate Voting Shares are not then listed or quoted on a stock exchange or over-the-counter market, as otherwise determined in accordance with the Share Incentive Plan.  Each Option, unless terminated pursuant to the Share Option Plan, will expire on a date to be determined in accordance with the Share Incentive Plan at the time the Option is granted, which date may not exceed ten years from the date of the grant of the Option.  If the directors of the Corporation do not otherwise determine the Option Period for an Option, the Option Period shall be ten years commencing on the date of grant of the Option.  Each Option will be exercisable over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, the Option will be exercisable as follows: as to ⅓, after one year from the grant of such Option; as to an additional ⅓, after two years from the grant of such Option; and as to the remaining ⅓, after three years from the grant of such Option.

If there is a take-over bid or issuer bid (within the meaning of the Securities Act (Ontario)), other than an exempt take-over bid or exempt issuer bid for the purposes of the Securities Act (Ontario), made for outstanding Subordinate Voting Shares, or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, all Options outstanding may be permitted by the directors of the Corporation, in accordance with the Share Option Plan, to become immediately exercisable in order to permit Subordinate Voting Shares issuable under such Options, or the Common Shares into which they are exercisable, as the case may be, to be tendered to such take-over bid or issuer bid.  If, pursuant to a take-over bid and any compulsory acquisition, an offeror acquires 100% of the Subordinate Voting Shares, or the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares and an offeror acquires 100% of the Common Shares, and, in either case, the consideration under the take-over bid includes equity securities of the offeror, the directors of the Corporation may send a notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice provided that: (i) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to purchase such equity securities; (ii) the directors of the Corporation have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and (iii) the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

The Share Option Plan also provides for share appreciation rights.  An Optionee may, rather than exercise any Option which such Optionee is then entitled to exercise under the Share Option Plan, terminate such Option, in whole or in part, and, in lieu of receiving the Subordinate Voting Shares to which the terminated Option relates: (a) receive that number of Subordinate Voting Shares (disregarding

Dundee Corporation	23	Management Proxy Circular

fractions) which, when multiplied by the fair value of the Subordinate Voting Shares (which shall be the weighted average price of the Subordinate Voting Shares on the TSX for the five trading days immediately preceding the date of termination of such Option or, if the Subordinate Voting Shares are not then listed or quoted on a stock exchange or over-the-counter market, as otherwise determined in accordance with the Share Incentive Plan) to which the terminated Option relates, has a total value equal to the product of the number of such Subordinate Voting Shares multiplied by the difference between the fair value and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes; or (b) with the consent of the Corporation, receive cash equal to the product of the number of Subordinate Voting Shares to which the Option so terminated relates multiplied by the difference between the fair value of the Subordinate Voting Shares to which the terminated Option relates and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes.

Subject to approval by the directors of the Corporation, and, if required, regulatory approval, an Optionee may assign Options to:  (i) the spouse of the Optionee; (ii) any minor children of the Optionee; (iii) any minor grandchildren of the Optionee; (iv) a corporation controlled by the Optionee where the only shareholders of such corporation are the spouse, minor children or minor grandchildren of the Optionee; (v) a family trust, where the Optionee is the trustee of such trust and the beneficiaries of such trust do not include anyone other than the spouse, minor children or minor grandchildren of the Optionee, provided that no consideration shall be paid in connection with the assignment and that the Options shall be deemed, for purposes of the limitations set out in the Share Option Plan relating to the ownership of Options by insiders, to be held by the Optionee for as long as such Options are outstanding.

Subject to any employment agreement, in the event of retirement, long term disability or death of an Optionee, any vested Options held by the Optionee shall become immediately exercisable and shall be exercisable by the Optionee, or the person or persons to whom the rights pass by the will of the Optionee or the laws of descent and distribution, for a period of time that is the earlier of: (i) 12 months after the date of retirement, long term disability or death; and (ii) the expiry of the period during which the Options are exercisable.  All unvested Options terminate immediately on the date of termination of employment.

Subject to any employment agreement, in the event of an Optionee ceasing to be employed by or provide services to the Corporation and its designated affiliates for any reason other than retirement, long term disability or death or termination for “cause” or in the event of a participant ceasing to be a director of the Corporation and its designated affiliates, the Optionee may only exercise vested Options for the period that is the earlier of: (i) 60 days following such event; and (ii) the expiry of the period during which the Options are exercisable.  All unvested Options terminate immediately on the date of termination of employment.

The total number of Subordinate Voting Shares under Options cannot exceed 12,000,000 Subordinate Voting Shares.  As of May 1, 2008, 4,239,915 Subordinate Voting Shares have been issued on the exercise of Options, Options to purchase an aggregate of 3,852,144 Subordinate Voting Shares were outstanding (representing 5.38% of the Corporation’s outstanding Subordinate Voting Shares) and an aggregate of 3,907,941 Subordinate Voting Shares remained available for the grant of Options (representing 5.46% of the Corporation’s outstanding Subordinate Voting Shares) under the Share Option Plan.

Share Bonus Component

The share bonus component comprising part of the Share Incentive Plan (the “Share Bonus Plan”) permits Subordinate Voting Shares to be issued as a discretionary bonus to eligible participants who are designated under the Share Incentive Plan from time to time on terms established in accordance with the Share Incentive Plan.

The Corporation did not issue any Subordinate Voting Shares under the Share Bonus Plan during the year ended December 31, 2007.  As of May 1, 2008, a maximum of 1,500,000 Subordinate Voting Shares may be issued, an aggregate of 216,000 Subordinate Voting Shares have been issued (representing

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0.3% of the Corporation’s outstanding Subordinate Voting Shares) and an aggregate of 1,284,000 Subordinate Voting Shares remain available for issue from treasury (representing 1.79% of the Corporation’s outstanding Subordinate Voting Shares) under the Share Bonus Plan.

Deferred Share Unit Plan

The purpose of the DSU Plan is to significantly strengthen the link between the interests of eligible directors, officers and employees of the Corporation and affiliates thereof (the “Participants”) and the interests of the shareholders of the Corporation by providing Participants with long-term incentive tied to the long-term performance of the Subordinate Voting Shares.  The DSU Plan will be administered by the Compensation Committee.  Under the DSU Plan, a Participant may be granted, on an annual or more frequent basis, the Units in such number and effective as of such date as the Compensation Committee shall specify and based on certain criteria determined by the Compensation Committee including services performed or to be performed by the Participant.  In addition, the Compensation Committee may, in its sole discretion, impose certain conditions on the grant of Units which would have to be met for the Participant to be entitled to receive payment in respect of the Units granted.  The Units are credited to an account maintained for the Participant by the Corporation or its affiliates, as specified by the Compensation Committee, and are subject to adjustment for dividends and anti-dilution events including the subdivision, consolidation or reclassification of the outstanding Subordinate Voting Shares.

A Participant is only entitled to payment in respect of the Units granted to him or her when the Participant ceases to be employed by the Corporation or an affiliate thereof for any reason and the Participant is not a director of the Corporation or an affiliate thereof.  Upon termination, the Participant (or the legal representative of such Participant’s estate) may irrevocably elect the date as of which the value of his or her Units shall be determined and paid (the “Entitlement Date”) based on certain criteria set out in the Plan.  The value of the Units in respect of a Participant at the Entitlement Date (the “Redemption Value”) will be the product of (i) the number of Units credited to the Participant’s account and (ii) the market value of a Subordinate Voting Share on the TSX as at the Entitlement Date.  The Redemption Value shall, as specified by the Compensation Committee in its sole discretion, after deduction of any applicable taxes and other required source deductions, be satisfied and paid to the Participant (or the legal representative of such Participant’s estate) in its entirety or as a combination of: (i) a conversion into and issuance from treasury of Subordinate Voting Shares; (ii) a cash payment; or (iii) Subordinate Voting Shares acquired in the open market.

The maximum number of Subordinate Voting Shares that may be issued from treasury is 1,500,000.  For the year ended December 31, 2007, 41,779 Units were granted under the DSU Plan.  As of May 1, 2008, 11,379 Subordinate Voting Shares have been issued on the exercise of Units, an aggregate of 436,269 Units were outstanding and an aggregate of 1,052,352 Subordinate Voting Shares remained available for the grant of Units under the DSU Plan.

The DSU Plan provides that the number of shares issuable to insiders of the Corporation, at any time under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total number of shares then issued and outstanding, and the number of shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total number of shares then issued and outstanding.

EXECUTIVE BENEFIT PLAN

The Corporation has an Executive Benefit Plan in which certain executive officers are eligible to participate.  The Executive Benefit Plan is funded by the Corporation and uses contributions made by the Corporation to purchase previously issued Shares.  The Executive Benefit Plan is administered by the Compensation Committee, which determines the timing and terms of any awards granted to participants under the Executive Benefit Plan.  An option to purchase 500,805 Common Shares at a price of $10.50 until June 9, 2009 was granted to Mr. Ned Goodman pursuant to the Executive Benefit Plan.

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EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth details of the securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Securityholders
Share Incentive Plan
Share Purchase Component	0	N/A	911,674
Share Bonus Component	0	N/A	1,284,000
Share Option Component	3,864,644	$6.67	3,907,941
DSU Plan	367,630	N/A	1,120,991
Total	4,232,274	N/A	7,224,606
Equity Compensation Plans Not Approved by Securityholders
Total	N/A	N/A	N/A

(1)

Please see “Share Incentive Plans” for information relating to securities authorized for issuance under the Corporation’s equity compensation plans as of May 1, 2008.  In addition, Dundee Corporation has issued an option to purchase 500,805 Common Shares at $10.50 pursuant to the Executive Benefit Plan.  See “Executive Benefit Plan” above.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Subordinate Voting Shares (“SUB VTG”), for the last five financial years, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming an investment of $100 on December 31, 2002 and assuming dividend reinvestment and excluding trading commissions and taxes.  The Corporation has not paid dividends on the Subordinate Voting Shares since 1991.  However, taking into account the Stock Split, the Corporation has since 1993 purchased for cancellation an aggregate of 34,657,107 Subordinate Voting Shares and Common Shares at an average price of $5.01 per Share.

The Common Shares were delisted from the TSX on January 31, 2000.

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ADDITIONAL INFORMATION AVAILABLE

A copy of the following documents will be made available, without charge in the case of a security holder of the Corporation, upon request to the Secretary of the Corporation: the 2007 AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein and the Corporation’s most recently filed comparative annual audited consolidated financial statements, together with the accompanying report of the auditor, and any interim unaudited consolidated financial statements of the Corporation that have been filed for any period after December 31, 2007, in each case, together with the management’s discussion and analysis (“2007 MD&A”) of the Corporation related thereto. Financial information is provided in the Corporation’s comparative annual audited consolidated financial statements and MD&A for the year ended December 31, 2007.  The 2007 MD&A, the 2007 AIF and additional information relating to the Corporation is available on SEDAR at www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out above or otherwise disclosed in the 2007 AIF under the heading “Relationship Between the Company and Certain Related Parties”, which disclosure is incorporated by reference herein, there has been no transaction since January 1, 2007 or a proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries in respect of which any director or executive officer of the Corporation, any director or executive officer of any of its subsidiaries, any proposed nominee for director of the Corporation, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, any director or executive officer of such a person or company, or any associate or affiliate of any of the foregoing had a direct or indirect material interest.

GENERAL INFORMATION

The information contained in this Circular is given as of May 1, 2008, except as otherwise indicated.  The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board

Joanne Ferstman

Executive Vice President,

Chief Financial Officer and

Corporate Secretary

May 15, 2008

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